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October 31, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Ethan Horowitz, Branch Chief

Re:                             VOC Energy Trust

Form 10-K for the Fiscal Year

Ended December 31, 2013

Filed March 13, 2014

File No. 1-35160

Ladies and Gentlemen:

Set forth below are the responses of VOC Energy Trust, a Delaware statutory trust (the “Trust”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated October 22, 2014, with respect to the Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-35160) (the “Form 10-K”).  Each response below has been prepared and is being provided by the Trust, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each of the Trust’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2013

Producing Acreage and Well Counts, page 19

1.                                      We note from your response to comment 2 in our letter dated September 24, 2014 that VOC Brazos has undeveloped proved reserves on acreage that is otherwise developed. Please tell us the specific facts and circumstances you considered in determining that the acreage associated with your undeveloped proved reserves should be disclosed as developed acreage under Item 1208(b) of Regulation S-K.

Response

As of December 31, 2013, all of VOC Brazos’ acreage was held by production.  Having considered the definition of “undeveloped acreage” in Regulation S-K Item 1208(c)(4), we have determined that VOC Brazos does not have any undeveloped acreage because all of its undeveloped proved reserves are related to new drilling or recompletion activities within currently producing areas of VOC Brazos’ developed acreage and represent in-fill or reduced spacing activity.

Notes to Financial Statements

Note K — Disclosures about Oil and Gas Activities, page 64

Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Gas Reserves, page 66

2.                                      Your response to comment 7 in our letter dated September 24, 2014 states that the adjustment for “changes in production rates, timing and other” to your disclosure of the changes in standardized discounted cash flows is the result of operator initiatives such as changes in completion strategies aimed at increasing the rate at which previously estimated reserve quantities will be realized. As it appears that this type of strategy would result in a positive adjustment to the standardized measure of discounted future net cash flows, please explain why the related change is a negative dollar amount.

Response

We advise the Staff that whether the adjustment is positive or negative during a given period depends on the success of the operator’s initiatives.  Such success during a given year is measured by comparing the actual revenues and expenses realized against the projected revenues and expenses set forth in the reserve report as of the end of the immediately preceding year.  For example, the reserve report at December 31, 2012 projected the amount of oil and gas revenues that the operator could expect from the properties in 2013 as well as the projected expenses to be incurred to generate those revenues.  However, because of changes in production rates, timing and other, the actual revenues in 2013 were less than those projected by the reserve engineer (i.e., a negative adjustment) and the actual expenses were higher than those projected by the reserve engineer (i.e., a negative adjustment).  As a result, the effect of the strategy employed by the operator was a negative amount.

In connection with responding to the comments of the Staff, the Trust acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at (713) 220-4764.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc: Michael J. Ulrich